UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Third Amendment to the Merger Agreement

On July 1, 2025, NLS Pharmaceutics Ltd. (the “Company”) entered into a fifth amendment (the “Fifth Amendment”) to the Agreement and Plan of Merger, dated November 4, 2024, and as previously amended on January 30, 2025, February 17, 2025, May 5, 2025, and on June 5, 2025 (the “Merger Agreement”) among the Company, Kadimastem Ltd. (“Kadimastem”) and NLS Pharmaceutics (Israel) Ltd. (collectively, the “Parties”).

Pursuant to the Fifth Amendment, the Parties agreed to extend the Merger Agreement’s termination date from June 30, 2025 to August 31, 2025 in order to complete the merger.

The Parties remain focused on and fully committed to aligning their efforts to completing the merger as soon as possible and with the utmost diligence. The Parties are actively working to fulfill all commitments related to the process and adhere to the requirements set forth by all regulatory agents.

Safe Harbor Statement

This Report of Foreign Private Issuer on Form 6-K contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company and Kadimastem are using forward-looking statements when they discuss the expected completion of the transaction. These forward-looking statements and their implications are based on the current expectations of the management of the Company and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; and unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger. Except as otherwise required by law, neither Kadimastem nor the Company undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by the Company with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, the Company filed a registration statement on Form F-4 on December 30, 2024, including a proxy statement/prospectus, with the SEC (the “F-4 Registration Statement”), and subsequent Amendments to the F-4 Registration Statement on March 3, 2025, March 31, 2025, June 9, 2025 and June 23, 2025. The Company may also file other relevant documents regarding the proposed transaction with the SEC, including an amendment to the F-4 Registration Statement. This document is not a substitute for the proxy statement/prospectus or any other document that the Company may file with the SEC. The proxy statement (if and when available) will be mailed to shareholders of the Company. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and other documents containing important information about the Company and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.nlspharma.com.

Participants in the Solicitation

The Company and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on May 16, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the F-4 Registration Statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company using the sources indicated above.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Fifth Amendment to the Agreement and Plan of Merger, dated July 1, 2025, among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel Ltd.), and Kadimastem Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: July 1, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

4